OMB APPROVAL
                                                           OMB Number: 3235-0157
                                                       Expires: January 31, 2008
                                                        Estimated average burden
                                                       hours per response. . . 3


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ] Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2. Name of fund: The Maryland Tax-Exempt Trust, Series 1


3. Securities and Exchange Commission File No.: 811- 02880


4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [X] Initial Application [ ] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

                                100 Light Street
                               Baltimore, MD 21202

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                              Richard M. Wachterman
                                100 Light Street
                               Baltimore, MD 21202
                                  410-454-5313

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Legg Mason Wood Walker, Incorporated               The Bank of New York
         100 Light Street                                   7 Hanson Place
         Baltimore, MD 21202                                Brooklyn, NY 11217
         1-877-534-4627                                     718-315-4814

NOTE:Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8. Classification of fund (check only one):

      [ ] Management company;

      [X] Unit investment trust; or

      [ ] Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):

                  [ ] Open-end                       [ ] Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         New York

11. Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Not Applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Legg Mason Wood Walker, Incorporated
         100 Light Street
         Baltimore, MD 21202
         1-877-534-4627

13. If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

         Legg Mason Wood Walker Incorporated
         100 Light Street
         Baltimore, MD 21202

(b) Trustee's name(s) and address(es):

         The Bank of New York
         7 Hanson Place
         Brooklyn, NY 11217

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [ ] Yes                            [X] No

     If Yes, for each UIT state:

         Name(s):

         File No.: 811- __________

         Business Address:


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ] Yes                            [ ] No

         Not Applicable

         If Yes, state the date on which the board vote took place:


         If No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ] Yes                            [X] No


         If Yes, state the date on which the shareholder vote took place:


         If No, explain:
         As outlined in its offering documents the fund is not required to seek shareholder approval for liquidation when its value falls below $1,000,000.


II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  June 8, 2004

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No


         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No


         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:

         Were any distributions to shareholders made in kind?

                  [ ] Yes                             [X] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:



17. Closed-end funds only:

     Has the fund issued senior securities?

                  [ ] Yes                             [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18. Has the fund distributed all of its assets to the fund's shareholders?

                  [ ] Yes                            [X] No

If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

                  Four unit holders

         (b) Describe the relationship of each remaining shareholder to the fund:

                  The four unit holders represent 33 units outstanding


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [X] Yes [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         Records regarding the four remaining unit holders are maintained on a mainframe transfer agency system until remaining units are presented or until escheated to state of unit holder's residence.


III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                  [ ] Yes                            [X] No

     The assets remaining on the transfer agency system consist of undistributed cash to be distributed to the remaining unit holders, noted above, upon presentation of the outstanding units.

     If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [ ] Yes                            [ ] No



21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ] Yes                             [X] No

     If Yes,

         (a) Describe the type and amount of each debt or other liability: (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         No expenses were incurred in connection with the Liquidation.

         (i) Legal expenses:

         (ii) Accounting expenses:

         (iii) Other expenses (list and identify separately):

         (iv) Total expenses (sum of lines (i)-(iii) above):

     (b) How were those expenses allocated? (c) Who paid those expenses?
     (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ] Yes                            [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

                  [ ] Yes                             [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:



25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ] Yes                            [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the
Merger: 811- ___

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Maryland Tax-Exempt Trust, Series 1, (ii) he or she is the Vice President of Legg Mason Wood Walker, Incorporated, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


(Signature)
/s/ Marie K. Karpinski
------------------------
Marie K. Karpinski